MAG MILE CAPITAL, INC.

1141 W. Randolph St.

Suite 200

Chicago, IL. 60607

December 13, 2023

Via Edgar Correspondence

Austin Pattan, Esq.

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mag Mile Capital, Inc.
Registration Statement on Form S-1
Filed September 6, 2023
File No. 333-274354

Dear Mr. Pattan:

Mag Mile Capital, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 4, 2023, with respect to the registration statement on Form S-1 (File No. 333-274354) that was submitted to the Commission on September 6, 2023 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed September 6, 2023

Cover page, page 37

1. We note that your common stock is quoted on the OTC Pink Market and that the selling shareholders may offer and sell the common stock at prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling shareholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have revised the cover page and corresponding changes elsewhere in the prospectus to state the fixed price at which the selling shareholders will sell their shares of our common stock.

Austin Pattan, Esq.

December 13, 2023

2. Please include cover page disclosure acknowledging that your shares are subject to the penny stock rules and include a cross reference to a more detailed discussion regarding the risks of offering a penny stock.

Response: We have revised the cover page of the prospectus to acknowledge that our shares of common stock are subject to the penny stock rules and cross referenced the more detailed discussion regarding the risks of offering a penny stock.

Prospectus Summary, page 4

3. We note that you highlight relationships with certain customers such as “Hilton, Hyatt, Marriott, Four Season and Wyndham.” To ensure balanced disclosure and appropriate context, please tell us how you selected these relationships, whether these customers account for a material portion of your revenues, and any material agreements you have with them.

Response: We selected these relationships on the basis that we service a number of significant customers that own hotels and that have a license to be branded by one of these companies. As a result, we have contacts at some of these hotel companies that help us more effectively assist our customers with their financings.

Risk Factors, page 10

4. Please revise to include a risk factor acknowledging the risks of your status as an emerging growth company. This should include but not be limited to the risk that your financial statements will not be comparable to those of other publicly traded companies.

Additionally, please revise the revenue threshold for emerging growth company status to $1.235 billion here and throughout the filing. For guidance, refer to the definition of an “emerging growth company” in Rule 405 under the Securities Act.

Response: We have revised the prospectus to include a risk factor regarding our status as an emerging company in accordance with this comment and have also revised the revenue threshold for an emerging growth company under Rule 405 of the Securities Act.

Austin Pattan, Esq.

December 13, 2023

Business

Intellectual Property, page 27

5. We note your statement that you “rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions,” with respect to your technology and proprietary information.

Please briefly describe any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including their duration. Refer to Item 100(h)(4)(vii) of Regulation S-K.

Response: We do not have any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts with respect to our proprietary software product. We currently have consulting agreements with developers of our software product that include customary confidentiality provisions as well as trade secret laws since we have decided at this time not to file any patents. As we commence marketing and sales efforts of our current and future proprietary software products, we expect to file trademark and copyright applications as necessary.

Financial Statements - Mag Mile Capital, Inc. f/k/a CSF Capital LLC

Report of Independent Registered Public Accounting Firm, page F-3

6. We note that your PCAOB registered public accounting firm is located in Lagos, Nigeria and that your operations are in the U.S. Please tell us whether your accounting firm relied on the work of another auditor and the extent to which Olayinka Oyebola & Co.

performed audit procedures.

Response: Olayinka Oyebola & Co. did not rely on the work of another auditor and performed audit procedures.

Financial Statements - Myson, Inc.

General, page F-10

7. Please provide updated audited financial statements for the fiscal year ended July 31, 2023, and 2022. Such updated financial statements are required 45 days following year end for Smaller Reporting Companies that have reported income for either of the previous two fiscal years but do not expect to report income for fiscal 2023, which based on your interim financial statements as of April 30, 2023 appears to be the case.

Response: First, following the reverse merger between Myson, Inc. and Megamile Capital, Inc. d/b/a Mag Mile Capital that closed March 30, 2023, we will be reporting income for fiscal 2023. Second, we have filed a Form 8-K on October 3, 2023, regarding our decision to change our fiscal year end to December 31 in place of July 31 and are preparing the filings for the nine months ended September 30, 2023. We also believe that it is in the best interest of our shareholders to avoid the financial burden of having to file audited financial statements for our former July 31, 2023, fiscal year end.

Firs

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-16

Austin Pattan, Esq.

December 13, 2023

8. Please expand your revenue recognition policy to address all the disclosure requirements of ASC 606-10-50. Also, disclose if and how you account for the risk that the securitized revenue may not be realized.

Response: We generate revenues from brokering financing transactions, mainly senior debt on CRE (Commercial Real Estate) transactions. Revenues are recognized when the transaction is finalized. For certain types of loans, mainly securitized CMBS (commercial mortgage-backed security) loans, revenues are also earned after the transaction closing based on the successful securitization of the loan into bonds. We do not have control over this process, so the securitization income is recognized upon receipt of the cash. In some cases, the revenue from the securitization is received at closing of the transactions and in other cases the revenue from securitization is received a month or two later. This delay occurs because the lender that is securitizing the financing pays us after the financing settles and after they receive the funds. There is a risk that the securitized revenue may not be realized if the market conditions deteriorate and the lender is not able to make money. To be consistent, we only recognize the revenue upon receipt, this addresses the risk that the securitized revenue may not be realized. Many transactions do not have the securitization component to the transaction. There is no refund policy or no credit risk to us once the revenue is recognized. Our typical fee is 1% of the nominal transaction value although at times this fee will be negotiated down to 0.5% of the transaction value.

Exhibits

9. Please include the signed audit report and appropriate auditor consents for Myson, Inc.’s July 31, 2022, and 2021, audited financial statements.

Response: We have provided the signed audit report and auditor consent for Myson, Inc.’s July 31, 2022 and 2021, audited financial statements.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at rshah@magmilecapital.com.

Sincerely,

/s/ Rushi Shah
Rushi Shah, President and CEO

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.